Registration No. 333-97675
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 666

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 12, 2003 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                   Equity Income & Treasury Portfolio
      The Key 3 Growth and Treasury Securities Portfolio, Series 3

                                 FT 666

FT 666 is a series of a unit investment trust, the FT Series. FT 666 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust consists of a portfolio of common stocks ("Equity Securities") and U.S. Treasury zero coupon bonds ("Treasury Obligations"). Collectively, the Equity Securities and Treasury Obligations are referred to as the "Securities." The objective of each Trust is to provide the potential for capital appreciation together with protection against a loss of capital for investors who hold their investment until the termination of their Trust.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                 1-800-621-9533


              The date of this prospectus is March 12, 2003

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statements of Net Assets                                 6
Schedules of Investments                                 7
The FT Series                                           11
Portfolios                                              11
Risk Factors                                            13
Equity Securities Descriptions                          15
Public Offering                                         18
Distribution of Units                                   21
The Sponsor's Profits                                   22
The Secondary Market                                    22
How We Purchase Units                                   22
Expenses and Charges                                    23
Tax Status                                              23
Retirement Plans                                        25
Rights of Unit Holders                                  25
Income and Capital Distributions                        26
Redeeming Your Units                                    26
Removing Securities from a Trust                        27
Amending or Terminating the Indenture                   28
Information on the Sponsor, Trustee and Evaluator       29
Other Information                                       30

                    Summary of Essential Information

                                 FT 666


At the Opening of Business on the Initial Date of Deposit-March 12, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                                            The Key 3 Growth
                                                                                                            and Treasury
                                                                                       Equity Income        Securities
                                                                                       & Treasury           Portfolio,
                                                                                       Portfolio            Series 3
                                                                                       ___________          ____________
Initial Number of Units                                                                    15,000                15,000
Fractional Undivided Interest in the Trust per Unit                                      1/15,000              1/15,000
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (1)                    $    9.648           $     9.652
     Maximum Sales Charge of 5.50% of the Public Offering Price per Unit
         (5.55% and 5.54% of the net amount invested for the Equity Income &
          Treasury Portfolio and The Key 3 Growth and Treasury Securities
          Portfolio, Series 3, respectively, exclusive of the deferred sales
          charge and creation and development fee) (2)                                 $     .535           $      .535
     Less Deferred Sales Charge per Unit                                               $    (.400)          $     (.400)
     Less Creation and Development Fee per Unit                                        $    (.050)          $     (.050)
     Public Offering Price per Unit (3)                                                $    9.733           $     9.737
Sponsor's Initial Repurchase Price per Unit (4)                                        $    9.248           $     9.252
Redemption Price per Unit (based on the bid side evaluation of the Treasury
    Obligations and the aggregate underlying value of the Equity Securities,
    less the deferred sales charge) (4)                                                $    9.234           $     9.237
Estimated Net Annual Distribution per Unit for the first year (5)                      $    .2462                  N.A.
Cash CUSIP Number                                                                      30267K 746            30267C 108
Reinvestment CUSIP Number                                                              30267K 753            30267C 116
Fee Accounts Cash CUSIP Number                                                         30267K 761            30267C 124
Fee Accounts Reinvestment CUSIP Number                                                 30267K 779            30267C 132
Security Code                                                                               63086                 62601
Ticker Symbol                                                                              FEQITX                FKYGRX

First Settlement Date                     March 17, 2003
Mandatory Termination Date (6)            May 31, 2018
Income Distribution Record Date           Fifteenth day of each June and December, commencing June 15, 2003 for The Key 3
                                          Growth and Treasury Securities Portfolio, Series 3; and the fifteenth day of each month for Equity Income & Treasury Portfolio, commencing April 15, 2003.
Income Distribution Date (5)              Last day of each June and December, commencing June 30, 2003 for The Key 3
                                          Growth and Treasury Securities Portfolio, Series 3; and the last day of each month for Equity Income & Treasury Portfolio, commencing April 30, 2003.

______________

(1) Each listed Equity Security is valued at its last closing sale price and each Treasury Obligation is valued at its last offering price. If an Equity Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(2) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(3) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Equity Securities. After this date, a pro rata share of any accumulated dividends on the Equity Securities will be included.

(4) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(5) The estimated net annual distribution for subsequent years, $.2394 per Unit, is expected to be less than that set forth above for the first year because a portion of the Securities included in the Equity Income & Treasury Portfolio will be sold during the first year to pay for organization costs and the deferred sales charge. The actual net annual distribution you will receive will vary from that set forth above with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for The Key 3 Growth and Treasury Securities Portfolio, Series 3. Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year.

(6) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately fifteen years and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                                                                     The Key 3 Growth and
                                                                            Equity Income            Treasury Securities
                                                                            & Treasury Portfolio     Portfolio, Series 3
                                                                            ____________________     ____________________
                                                                                          Amount                   Amount
                                                                                          per Unit                 per Unit
                                                                                          ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         .87%(a)      $.085       .87%(a)      $.085
Deferred sales charge                                                       4.11%(b)      $.400      4.11%(b)      $.400
Creation and development fee                                                 .52%(c)      $.050       .52%(c)      $.050
                                                                            _______       _______    _______       _______
Maximum Sales Charges (including creation and development fee)              5.50%         $.535      5.50%         $.535
                                                                            =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .30%(d)       $.0290     .30%(d)       $.0290
                                                                            =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees      .084%         $.0080     .084%         $.0080
Trustee's fee and other operating expenses                                  .177%(f)      $.0168     .177%(f)      $.0168
                                                                            _______       _______    _______       _______
Total                                                                       .261%         $.0248     .261%         $.0248
                                                                            =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trusts for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trusts' operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                 1 Year       3 Years      5 Years      10 Years
                                                                 __________   __________   __________   __________
Equity Income & Treasury Portfolio                               $608         $662         $722         $897
The Key 3 Growth and Treasury Securities Portfolio, Series 3      608          662          722          897

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 5.50% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.400 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing September 19, 2003.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $9.733 per Unit for Equity Income & Treasury Portfolio or $9.737 for The Key 3 Growth and Treasury Securities Portfolio, Series 3, the creation and development fee will be less than .52%; if the price you pay for your Units is less than $9.733 per Unit for Equity Income & Treasury
Portfolio or $9.737 for The Key 3 Growth and Treasury Securities Portfolio, Series 3, the creation and development fee will exceed .52%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by a Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 666


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 666, comprising the Equity Income & Treasury Portfolio and The Key 3 Growth and Treasury Securities Portfolio, Series 3 (collectively, the "Trusts"), as of the opening of business on March 12, 2003 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on March 12, 2003, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 666, comprising the Equity Income & Treasury Portfolio and The Key 3 Growth and Treasury Securities Portfolio, Series 3, at the opening of business on March 12, 2003 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
March 12, 2003

                         Statements of Net Assets

                                 FT 666


                    At the Opening of Business on the
                 Initial Date of Deposit-March 12, 2003


                                                                                                             The Key 3 Growth
                                                                                                             and Treasury
                                                                                                             Securities
                                                                                      Equity Income &        Portfolio,
                                                                                      Treasury Portfolio     Series 3
                                                                                      ___________            ____________
                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $144,725               $144,773
Less liability for reimbursement to Sponsor for organization costs (3)                    (435)                  (435)
Less liability for deferred sales charge (4)                                            (6,000)                (6,000)
Less liability for creation and development fee (5)                                       (750)                  (750)
                                                                                      ________               ________
Net assets                                                                            $137,540               $137,588
                                                                                      ========               ========
Units outstanding                                                                       15,000                 15,000
                                                   ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                 $146,000               $146,048
Less maximum sales charge (6)                                                           (8,025)                (8,025)
Less estimated reimbursement to Sponsor for organization costs (3)                        (435)                  (435)
                                                                                      ________               ________
Net assets                                                                            $137,540               $137,588
                                                                                      ========               ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank of which $400,000 will be allocated between the two Trusts, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.400 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on September 19, 2003 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 20, 2003. If Unit holders redeem Units before November 20, 2003, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors in the Trusts includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 5.50% of the Public Offering Price per Unit (equivalent to 5.55% and 5.54% of the net amount invested for the Equity Income & Treasury Portfolio and The Key 3 Growth and Treasury Securities Portfolio, Series 3, respectively, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                          Schedule of Investments

                   Equity Income & Treasury Portfolio
                                 FT 666


                    At the Opening of Business on the
                 Initial Date of Deposit-March 12, 2003


                                                                            Percentage        Market Value       Cost of
Maturity                                                                    of Aggregate      per Share of       Securities to
Value         Name of Issuer and Title of Treasury Obligation (1)           Offering Price    Equity Securities  the Trust (2)
________      __________________________________________________            ______________    _________________  ____________
$150,000      Zero coupon U.S. Treasury bonds
              maturing May 15, 2018                                         50.16%              N.A.             $72,596

Number        Ticker Symbol and
of Shares     Name of Issuer of Equity Securities (1)
________      ________________________________

              Consumer-Discretionary (1.99%):
              ______________________________
 160          MAY        The May Department Stores Company                   1.99%            $18.01             $ 2,882

              Consumer-Staples (7.98%):
              _________________________
  80          MO         Altria Group, Inc.                                  2.00%             36.10               2,888
 135          CAG        ConAgra Foods, Inc.                                 1.99%             21.40               2,889
  97          HNZ        H.J. Heinz Company                                  1.99%             29.70               2,881
  78          RJR        R.J. Reynolds Tobacco Holdings, Inc.                2.00%             37.12               2,895

              Energy (3.98%):
              ______________
  45          CVX        ChevronTexaco Corporation                           1.98%             63.74               2,868
  57          COP        ConocoPhillips                                      2.00%             50.71               2,891

              Financial Services (11.95%):
              ____________________________
 145          ASO        AmSouth Bancorporation                              1.99%             19.91               2,887
  44          BAC        Bank of America Corporation                         2.00%             65.63               2,888
  95          CBSS       Compass Bancshares, Inc.                            1.99%             30.24               2,873
 131          FBF        FleetBoston Financial Corporation                   1.99%             21.98               2,879
 150          USB        U.S. Bancorp                                        1.99%             19.22               2,883
  86          WM         Washington Mutual, Inc.                             1.99%             33.47               2,878

              Healthcare (1.99%):
              __________________
 134          BMY        Bristol-Myers Squibb Company                        1.99%             21.50               2,881

              Industrials (5.99%):
              ____________________
  65          CAT        Caterpillar Inc.                                    2.00%             44.50               2,893
 124          GE         General Electric Company                            2.00%             23.35               2,895
  96          PBI        Pitney Bowes Inc.                                   1.99%             29.94               2,874

              Materials (2.00%):
              ________________
 115          DOW        The Dow Chemical Company                            2.00%             25.16               2,893

              Telecommunications (3.98%):
              ___________________________
 149          SBC        SBC Communications Inc.                             1.99%             19.34               2,882
  89          VZ         Verizon Communications Inc.                         1.99%             32.41               2,885

                    Schedule of Investments (cont'd.)

                   Equity Income & Treasury Portfolio
                                 FT 666


                    At the Opening of Business on the
                 Initial Date of Deposit-March 12, 2003


                                                                            Percentage        Market Value       Cost of
Number        Ticker Symbol and                                             of Aggregate      per Share of       Securities to
of Shares     Name of Issuer of Equity Securities (1)                       Offering Price    Equity Securities  the Trust (2)
________      ________________________________                              ________          _______            ________
              Utilities (9.98%):
              ________________
  53          D          Dominion Resources, Inc.                             2.00%           $54.53             $  2,890
 175          NI         NiSource Inc.                                        1.99%            16.46                2,881
  94          PNW        Pinnacle West Capital Corporation                    2.00%            30.85                2,900
  75          PGN        Progress Energy, Inc.                                2.00%            38.60                2,895
  86          PEG        Public Service Enterprise Group Incorporated         1.99%            33.47                2,878
                                                                            _______                              ________
                                    Total Equity Securities                  49.84%                              $ 72,129
                                                                            _______                              ________
                                    Total Investments                       100.00%                              $144,725
                                                                            =======                              ========

______________

See "Notes to Schedules of Investments" on page 10.

                          Schedule of Investments

      The Key 3 Growth and Treasury Securities Portfolio, Series 3
                                 FT 666


                    At the Opening of Business on the
                 Initial Date of Deposit-March 12, 2003


                                                                            Percentage        Market Value       Cost of
Maturity                                                                    of Aggregate      per Share of       Securities to
Value         Name of Issuer and Title of Treasury Obligation (1)           Offering Price    Equity Securities  the Trust (2)
________      ___________________________________________________           ______________    _________________  _____________
$150,000      Zero coupon U.S. Treasury bonds
              maturing May 15, 2018                                         50.14%              N.A.             $72,596

Number        Ticker Symbol and
of Shares     Name of Issuer of Equity Securities (1)
________      ________________________________
              Financial Services (16.64%):
              ___________________________
  54          AIG        American International Group, Inc.                  1.66%            $44.47             $ 2,401
  37          BAC        Bank of America Corporation                         1.68%             65.63               2,428
  88          CF         Charter One Financial, Inc.                         1.67%             27.47               2,417
  76          C          Citigroup Inc.                                      1.66%             31.55               2,398
  41          FNM        Fannie Mae                                          1.68%             59.25               2,429
  76          MER        Merrill Lynch & Co., Inc.                           1.66%             31.57               2,399
  70          MWD        Morgan Stanley                                      1.66%             34.32               2,403
 125          USB        U.S. Bancorp                                        1.66%             19.22               2,403
  72          WM         Washington Mutual, Inc.                             1.66%             33.47               2,410
  54          WFC        Wells Fargo & Company                               1.65%             44.34               2,394

              Healthcare (16.60%):
              ___________________
  44          AMGN       Amgen Inc.                                          1.67%             55.00               2,420
  33          BRL        Barr Laboratories, Inc.                             1.67%             73.39               2,422
  65          BVF        Biovail Corporation (3)                             1.66%             36.91               2,399
  50          FRX        Forest Laboratories, Inc.                           1.65%             47.80               2,390
  73          DNA        Genentech, Inc.                                     1.66%             32.89               2,401
  44          JNJ        Johnson & Johnson                                   1.66%             54.48               2,397
  55          MDT        Medtronic, Inc.                                     1.66%             43.70               2,404
  47          MRK        Merck & Co., Inc.                                   1.65%             50.77               2,386
  83          PFE        Pfizer Inc.                                         1.66%             29.00               2,407
  55          ZMH        Zimmer Holdings, Inc.                               1.66%             43.77               2,407

                        Schedule of Investments (cont'd.)

      The Key 3 Growth and Treasury Securities Portfolio, Series 3
                                 FT 666


                    At the Opening of Business on the
                 Initial Date of Deposit-March 12, 2003



                                                                            Percentage        Market Value       Cost of
Number        Ticker Symbol and                                             of Aggregate      per Share of       Securities to
of Shares     Name of Issuer of Equity Securities (1)                       Offering Price    Equity Securities  the Trust (2)
________      ________________________________                              ________          _______            ________
              Technology (16.62%):
              _________________
  57          ACS        Affiliated Computer Services, Inc. (Class A)        1.65%            $41.99             $  2,394
 207          AMAT       Applied Materials, Inc.                             1.66%             11.61                2,403
 185          CSCO       Cisco Systems, Inc.                                 1.67%             13.02                2,409
  93          DELL       Dell Computer Corporation                           1.65%             25.74                2,394
 152          INTC       Intel Corporation                                   1.66%             15.85                2,409
 106          MSFT       Microsoft Corporation                               1.67%             22.80                2,417
 187          NOK        Nokia Oyj (ADR)                                     1.67%             12.90                2,412
 225          ORCL       Oracle Corporation                                  1.66%             10.68                2,403
 128          SAP        SAP AG (ADR)                                        1.66%             18.81                2,408
 136          SDS        SunGard Data Systems Inc.                           1.67%             17.74                2,413
                                                                           _______                               ________
                                    Total Equity Securities                 49.86%                               $ 72,177
                                                                           _______                               ________
                                    Total Investments                      100.00%                               $144,773
                                                                           =======                               ========

______________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) The Treasury Obligations were purchased at a discount from their par value because there is no stated interest income thereon (such securities are often referred to as zero coupon U.S. Treasury bonds). Over the life of the Treasury Obligations the value increases, so that upon maturity the holders will receive 100% of the principal amount thereof. All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 12, 2003. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Equity Securities, the ask prices of the over-the-counter traded Equity Securities and the offering side price of the Treasury Obligations at the Evaluation Time on the business day preceding the Initial Date of Deposit). The offering side price of the Treasury Obligations is greater than the bid side price of the Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined. The value of the Securities based on the bid side price of the Treasury Obligations and the value of the Equity Securities is $144,510 for the Equity Income & Treasury Portfolio and $144,558 for The Key 3 Growth and Treasury Securities Portfolio, Series 3. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                               Cost of
                                                               Securities   Profit
                                                               to Sponsor   (Loss)
                                                               __________   ______
Equity Income & Treasury Portfolio                             $144,985     $(260)
The Key 3 Growth and Treasury Securities Portfolio, Series 3    145,181      (408)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 666, consists of two separate portfolios set forth below:

Equity Income & Treasury Portfolio

The Key 3 Growth and Treasury Securities Portfolio, Series 3

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of zero coupon U.S. Treasury bonds and common stocks with the Trustee, and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in each Trust's "Schedule of Investments"), and not the actual percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because each Trust pays the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Equity Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.


Equity Income & Treasury Portfolio. The objective of the Equity Income & Treasury Portfolio is to provide investors with principal protection by investing approximately 50.16% of the Trust's portfolio in zero coupon U.S. Treasury Obligations and to provide the potential for capital appreciation by investing approximately 49.84% of the Trust's portfolio in common stocks. While the Trust's initial offering price will be approximately $9.75 per Unit, and the market value will fluctuate during its life, the minimum maturity value will be at least $10.00 per Unit.

Many investors are aware that stocks have historically provided higher average annual returns over the long-term than bonds or money market securities. Still, there are those who don't feel comfortable investing in the stock market with all of its potential volatility. However, there are many approaches to equity investing, including more conservative ones that have the potential to reduce your exposure to market volatility.

The Equity Income & Treasury Portfolio offers investors the following:

- Potential for long-term capital appreciation

- Potential for dividend income

- Diversified exposure to stocks

- Minimum maturity value

The Equity Income Approach. Our approach seeks to reduce the extreme fluctuations that oftentimes cause investors to flee the market at the wrong time. The principal hallmarks of our approach are an emphasis on value and finding established companies with above-average dividend yields.

Why Dividends? Dividends are often viewed as a good indicator of corporate health. Corporations are not obligated to share their earnings with stockholders, so dividends may be viewed as a sign of a company's profitability as well as management's assessment of the future. Dividends have also had a significant impact on stock performance. According to Ibbotson Associates, dividends have been responsible for approximately 43% of the total return on large company stocks between 1926 and 2001. Also, for investors seeking income, dividends have generally proven to be a stable source of income, having historically grown faster than inflation. According to Bloomberg, total dividends paid on all stocks composing the S&P 500 Index have grown at an average annual rate of 4.23% per year from 1982 to 2001. Inflation has averaged 3.22% over the same 20 year period.

Investing in Value. The advantage of a value approach to selecting stocks is that it seeks to reduce the risk of overpaying for a stock, thus potentially lowering the stock's downside risk and increasing its upside potential.


The Key 3 Growth and Treasury Securities Portfolio, Series 3. The objective of The Key 3 Growth and Treasury Securities Portfolio, Series 3 is to provide investors with principal protection by investing approximately 50.14% of the Trust's portfolio in zero coupon U.S. Treasury Obligations and to provide the potential for capital appreciation by investing approximately 49.86% of the Trust's portfolio in common stocks.


As an investor in this Trust, you may be able to accomplish two goals-safety and growth. We seek to accomplish these goals by investing the Trust in professionally selected stocks along with zero coupon U.S. Treasury Bonds. While the Trust's initial offering price will be approximately $9.75 per Unit, and the market value will fluctuate during its life, the minimum maturity value will be at least $10.00 per Unit.

The Trust invests in zero coupon U.S. Treasury Bonds as well as the three sectors that have become important parts of the prosperity and growth that we have seen in the United States-financial services, healthcare and technology. We believe that each of the three industries will remain at the forefront as the principal drivers behind the economy in the future. Many significant trends have had positive influences on these industries including:

- Industry Consolidation

- The Baby Boom Generation

- An Aging Population

- Technological Innovation

We believe that the complete impact of these trends has yet to take shape within each industry. In the last ten years, either financial services, healthcare or technology have been the best performing Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") sector seven times and in nine of the last ten years, at least two of the three sectors have outperformed the S&P 500 Index in any one year.

Financial Services. The financial services industry has seen several significant changes during its storied history. Perhaps none have been more noteworthy than the modernization of the industry through the overturn of the Glass-Steagall Act.

- The Baby Boom Generation: Nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

- Deregulation & Consolidation: With the Glass-Steagall Act no longer a barrier, companies throughout the industry are now better able to create "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking. The number of FDIC-insured commercial banks has declined from over 13,000 in 1993 to approximately 9,500 as of June 30, 2002. [FDIC Historical Statistics on Banking]

Healthcare. The healthcare industry has been responsible for several discoveries that have led to new treatments that have resulted in people living longer, healthier lives. More recent research relating to areas such as genomics is providing avenues of growth never before imagined. Previously untreatable diseases are now often manageable or even curable. Additionally, the average life expectancy at birth in 1965 was approximately 70 years, whereas in 2000 it was approximately 77 years. [U.S. National Center for Health Statistics 2000 and the U.S. Census Bureau]

- The Graying of America: U.S. citizens who are 65 and older represent approximately 16% of the nation's total population, but account for roughly 40% of healthcare costs. [Standard & Poor's Industry Surveys]

- The Human Genome Project: By mapping the genes in the human body as a result of the Human Genome Project, new doors have been opened to breakthrough research. It is now estimated that the number of targets for new drug interventions has grown from 500 to over 3000. [Standard & Poor's Industry Surveys]

Technology. If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. Though still considered to be in its infancy, the Internet has already had an impact on business, consumers and nearly every aspect of today's society. In addition, new technology acceptance time is declining. While it took the telephone 35 years, the television 26 years, the cell phone 16 years and the personal computer 13 years to reach one-quarter of U.S. households, it took only seven years for the Internet to do the same. [Red Herring]

- Convergence: Integration of the telephone, television and PC into a seamless information delivery system is a testament to the power of today's technology companies. With only about 21% of U.S. homes currently accessing the Internet via broadband connectivity, it seems that we have only just begun. [CyberAtlas]

- The Internet Explosion: Internet use in the United States is growing at a rate of 2 million new Internet users each month, according to a study by the U.S. Government. [CyberAtlas]

Zero coupon U.S. Treasury Bonds are purchased at a discount to their maturity value and they pay their full face value at a specified maturity date. Instead of paying interest, the earnings are added to the original investment, increasing their value as they approach maturity. Although no interest payments will be distributed during the life of the Trust, investors are subject to income taxes at ordinary rates as if a distribution had occurred. Zero coupon U.S. Treasury Bonds are also backed by the full faith and credit of the U.S. Government; however, Units of the Trust are not.

You should be aware that predictions stated herein for the above industries may not be realized. In addition, the Securities contained in the Trusts are not intended to be representative of the selected industries as a whole and the performance of a Trust is expected to differ from that of its comparative industries. Of course, as with any similar investment, there can be no guarantee that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in Treasury Obligations and common stocks. The value of a Trust's Units will fluctuate with changes in the value of these Treasury Obligations and common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently.

Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Distributions. There is no guarantee that the issuers of the Equity Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Because the Treasury Obligations pay no interest until their maturity, Equity Securities may have to be sold to pay Trust expenses or meet redemption requests. As the Treasury Obligations ensure that a Trust will be able to provide $10 per Unit at each Trust's termination, they will not be sold to pay expenses of such Trust or to meet redemption requests unless their sale will not reduce the per Unit termination value below $10. The sale of a portion of the Equity Securities in these situations will reduce the capital appreciation potential of a Trust. In addition, although the Treasury Obligations pay no interest until they mature, they are deemed for federal income tax purposes to have been issued with original issue discount which accrues on a daily basis over their life. Each year you must include as part of your taxable income the amount of any accreted original issue discount on the Treasury Obligations. Therefore, you will be taxed on the Treasury Obligations even prior to receiving any cash distributions. See "Tax Status" for further information.

Financial Services Industry. A significant percentage of the equity portion of both Trusts is invested in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Healthcare Industry. The Key 3 Growth and Treasury Securities Portfolio, Series 3 also invests in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Technology Industry. The Key 3 Growth and Treasury Securities Portfolio, Series 3 also contains Securities from the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in a Trust. Litigation regarding any of the issuers of the Equity Securities, such as that concerning Altria Group, Microsoft Corporation, Inc. or R.J. Reynolds Tobacco Holdings, Inc., or the industries represented in the Trusts, may negatively impact the share prices of these Equity Securities. In addition, litigation may be initiated on a variety of grounds affecting the Treasury Obligations. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Three of the Securities in The Key 3 Growth and Treasury Securities Portfolio, Series 3 are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.


Termination Value. The Trusts have been designed to return to investors at least $10 per Unit only at their termination. Units purchased at a price greater than $10 per Unit will not provide you with total principal protection, but will provide you with a minimum maturity value of $10.00 per Unit if you hold your Units until maturity of your Trust. If you redeem or sell your Units prior to termination of a Trust, the amount you will receive will be affected by the values at that time of the Treasury Obligations and of the Equity Securities, and you may receive less than $10 per Unit.

              Equity Securities Descriptions

Equity Securities Selected for Equity Income & Treasury Portfolio


Consumer-Discretionary
______________________

The May Department Stores Company, headquartered in St. Louis, Missouri, operates department stores under the trade names "Lord & Taylor,"
"Hecht's," "Strawbridge's," "Foley's," "Robinsons-May," "Kaufmann's," "Filene's," "Famous-Barr," "L.S. Ayres" and "Meier & Frank" throughout the United States.

Consumer-Staples
________________

Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

ConAgra Foods, Inc., headquartered in Omaha, Nebraska, is a diversified food company that operates across the food chain, from agricultural input to the production and sale of branded consumer products.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.

R.J. Reynolds Tobacco Holdings, Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Energy
______

ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Financial Services
__________________

AmSouth Bancorporation, headquartered in Birmingham, Alabama, through wholly-owned AmSouth Bank, operates a retail and commercial banking and trust business through offices in four states. Operations are divided into three segments: consumer banking, commercial banking and capital management, which offer trust, investment management and corporate trustee services.

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Compass Bancshares, Inc., headquartered in Birmingham, Alabama, through subsidiaries, conducts a general commercial banking business through offices in four states.

FleetBoston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Healthcare
__________

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Industrials
___________

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

Materials
_________

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

Telecommunications
__________________

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Utilities
_________

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

Progress Energy, Inc., headquartered in Raleigh, North Carolina, is a holding company engaged in the generation, transmission, distribution and sale of electricity in portions of the Carolinas and Florida and natural gas in portions of North Carolina.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.


Equity Securities Selected for The Key 3 Growth and Treasury Securities Portfolio, Series 3


Financial Services
__________________

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.

Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.

Morgan Stanley, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Healthcare
__________

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Biovail Corporation, headquartered in Mississauga, Ontario, Canada, is a fully integrated pharmaceutical company specializing in the development of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. for distribution outside the United States.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.

Technology
__________

Affiliated Computer Services, Inc. (Class A), headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

SunGard Data Systems Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry; and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate offering side evaluation of the Treasury Obligations;

-  The aggregate underlying value of the Equity Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Equity Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Equity Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of a Trust's portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Equity Securities contained in a Trust. Equity Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Equity Securities. To the extent the proceeds from the sale of these Equity Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Equity Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Equity Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Equity Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Equity Securities, to the extent practicable, which will maintain the same proportionate relationship among the Equity Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.


The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (5.50% of the Public Offering Price) and the sum of the maximum remaining deferred sales charge and creation and development fee (initially equal to $.450 per Unit). This initial sales charge is initially equal to approximately .87% of the Public Offering Price of a Unit, but will vary from .87% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $9.733 per Unit for the Equity Income & Treasury Portfolio or $9.737 per Unit for the The Key 3 Growth and Treasury Securities Portfolio, the initial sales charge will exceed .87% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.1334 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from September 19, 2003 through November 20, 2003. If you buy Units at a price of less than $9.733 per Unit for the Equity Income & Treasury Portfolio or $9.737 for The Key 3 Growth and Treasury Securities Portfolio, Series 3, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 4.11% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 5.00% of the Public Offering Price per Unit (equivalent to 5.26% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent March 31, commencing March 31, 2004, to a minimum transactional sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

If you invest                       Your maximum
(in thousands):*                    sales charge will be:
_________________                   ________________
$50 but less than $100              5.25%
$100 but less than $250             5.00%
$250 but less than $500             4.50%
$500 but less than $1,000           3.50%
$1,000 or more                      2.60%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of a Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Treasury Obligations will be determined on the basis of current offering prices.

The aggregate underlying value of the Equity Securities in a Trust will be determined as follows: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Equity Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation of the Equity Securities is generally determined:

a) On the basis of current ask prices for comparable equity securities;

b) By appraising the value of the Equity Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask or offer prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 4.0% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 3.0% of the sales price of these Units (2.0% for purchases of $500,000 but less than $1,000,000 and 1.10% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                         Additional
per Trust (in millions):            Concession:
_______________________             ___________
$1 but less than $5                 0.10%
$5 but less than $10                0.15%
$10 or more                         0.20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. In addition, dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of

Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the securities represented in a Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and securities included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of a Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss. (See Note 2 of "Notes to Schedules of Investments.") During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating a Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trusts from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to a Trust.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the respective Trust. We cannot guarantee that the distributions received by a Trust will be sufficient to meet any or all expenses of such Trust. If there is not enough cash in the Income or Capital Account of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. However, Treasury Obligations will not be sold to pay expenses unless their sale will not reduce the per Unit termination value below $10.00. See "Tax Status."

The Trusts will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, a Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Assets of the Trusts.

 The Trusts will hold one or more of the following: (i) zero coupon U.S. Treasury bonds (the "Treasury Obligations") and (ii) stock in domestic and foreign corporations (the "Stocks"). All of the assets held by a Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity for federal income tax purposes.

Trust Status.

The Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends, accruals of original issue discount, and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accrual of original issue discount, as discussed below, or certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Original Issue Discount.

The Treasury Obligations will generally be treated as having original issue discount. This original issue discount is generally equal to the difference between the amount payable on the due date and your purchase price allocable to the Treasury Obligations. Original issue discount accrues on a daily basis and is generally treated as interest income for federal income tax purposes as it accrues. Your basis of each Treasury Obligation must be increased as original issue discount accrues. The rules relating to original issue discount are very complex and special rules apply in numerous circumstances.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Trust Assets (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole Trust Assets plus, possibly, cash.

You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by a Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions.

Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by the Trusts may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as a corporation, and the income of a Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts

- Keogh Plans

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units, you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in a Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by a Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends received on a Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. Income from original issue discount on the Treasury Obligations will not be distributed currently, but you will be subject to federal income tax as if a distribution had occurred. See "Tax Status." The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall. However, Treasury Obligations will not be sold to pay the deferred sales charge unless their sale will not reduce the per Unit termination value below $10.00.

Within a reasonable time after a Trust is terminated you will receive a pro rata share of the money from the sale of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes and any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of a Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Equity Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Equity Securities that make up the portfolio, and cash from the Capital Account equal to the value of the U.S. Treasury Bonds and fractional shares of Equity Securities to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. However, Treasury Obligations will not be sold to the extent that it affects a Trust's ability to pay its minimum maturity value at termination. If Securities are sold, the size and diversification of such Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

If the NYSE is closed (other than customary weekend and holiday closings);

If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in a Trust; and

3. dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of an Equity Security in certain limited circumstances, including situations in which:

- The issuer of an Equity Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting an Equity Security;

- The issuer of an Equity Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of such Equity Security;

- The issuer has defaulted on the payment on any other of its outstanding obligations;

- There has been a public tender offer made for an Equity Security or a merger or acquisition is announced affecting an Equity Security, and that in our opinion the sale or tender of the Equity Security is in the best interest of Unit holders; or

- The price of the Equity Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Equity Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in a Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from a Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. Treasury Obligations will not be sold to meet redemption requests or pay expenses unless their sale will not reduce the per Unit termination value below $10.00. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of a Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders; or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds.

Unless terminated earlier, the Trustee will begin to sell Equity Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Equity Securities. Because the Trustee must sell the Equity Securities within a relatively short period of time, the sale of the Equity Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. If you elect the In-Kind Distribution option you will receive your pro rata number of whole shares of the Equity Securities that make up the portfolio, and cash from the Capital Account equal to the value of the U.S. Treasury Bonds and fractional shares of Equity Securities to which you are entitled. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $43 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2002, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $15,580,362 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to a Trust.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 31


                             First Trust(R)

                   Equity Income & Treasury Portfolio
      The Key 3 Growth and Treasury Securities Portfolio, Series 3
                                 FT 666

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                 Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-97675) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             March 12, 2003


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 666 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 12, 2003. Capitalized terms have been defined in the prospectus.


                            Table of Contents


Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Treasury Obligations                                        1
   Foreign Issuers                                             2
   Financial Services                                          2
   Healthcare                                                  5
   Technology                                                  5
Litigation
   Microsoft Corporation                                       6
   Tobacco Industry                                            6


Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Treasury Obligations. An investment in Units should be made with an understanding of the risks which an investment in zero coupon U.S. Treasury Obligations entails. Such Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Foreign Issuers. Since three of the Securities included in The Key 3 Growth and Treasury Securities Portfolio, Series 3 consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Financial Services. An investment in Units of the Trusts should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Healthcare. The Key 3 Growth and Treasury Securities Portfolio, Series 3 also invests in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.


As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that a Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Technology Companies. The Key 3 Growth and Treasury Securities Portfolio, Series 3 also invests in common stocks of technology companies which generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Litigation


Microsoft Corporation. Microsoft Corporation has been engaged in litigation with the U.S. Department of Justice, 20 states and the District of Columbia. A federal appellate court affirmed a district court finding of liability against Microsoft for violation of the Sherman Antitrust Act and various state antitrust laws. One state withdrew from the litigation prior to the issuance of liability findings. Another settled its claims in July 2001. The claims of several other states were litigated through liability and have been conditionally settled as to the issue of remedy. On November 1, 2002, a federal district judge approved a settlement between Microsoft, the U.S. Department of Justice and the remaining nine other states and the District of Columbia. The settlement includes various provisions addressing licensing and pricing, middleware programs, retaliation against original equipment manufacturers, release of information and creation of a compliance committee. Microsoft is subject to the terms of the settlement for five years with the possibility of a one-time extension of up to two years.

Federal and state authorities continue to review the legality of Microsoft's licensing practices and potential abuses of its monopoly power. In addition, the European Union is also investigating allegations of Microsoft antitrust violations which may result in additional litigation. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.


Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

Additional future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                             S-1

                          SIGNATURES

     The Registrant, FT 666, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 666, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 12, 2003.

                              FT 666

                              By  FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By  Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) March 12, 2003
                           General Partner of )
                           First Trust        )
                           Portfolios,  L.P.  )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios,  L.P.  )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios,  L.P.  )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios,  L.P.  )


       * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  3   to
Registration Statement No. 333-97675 of FT 666 of our report dated March 12, 2003 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



Deloitte & Touche LLP


Chicago, Illinois
March 12, 2003


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 18 and certain subsequent Series, effective October 15, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43683] filed on behalf of The First Trust Special Situations Trust, Series 18). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.)

1.1.1 Form of Trust Agreement for FT 666 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-57555] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).


3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7